UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM SD
 ________________________
Specialized Disclosure Report

LKQ CORPORATION
(Exact name of registrant as specified in its charter)

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Delaware	000-50404	36-4215970
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

500 West Madison Street, Suite 2800 Chicago, IL		60661
(Address of principal executive offices)		(Zip Code)
Victor M. Casini, (312) 621-1950
(Name and telephone number, including area code, of person to contact in connection with this report)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and to provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

This Form SD of LKQ Corporation (the "Company" or "LKQ") is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, for the reporting period January 1, 2013 to December 31, 2013.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the "Conflict Minerals"). The "Covered Countries" for the purposes of Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Certain of LKQ's operations manufacture, or contract to manufacture, products for which the Conflict Minerals may be necessary to the functionality or production of those products. These products include: refurbished wheels; refurbished lights; remanufactured engines; and remanufactured heavy-duty truck products. These products are generally assembled or manufactured from various components. The process begins with a used automotive core that is modified with various additional components, parts or raw materials. The automotive cores used in our operations are obtained through our salvage vehicle operations or from our repair shop customers. To the extent such cores contain Conflict Minerals, the Conflict Minerals are from scrap or recycled sources, and therefore, no further due diligence regarding the source of such Conflict Minerals is required under the Rule.

To determine the presence and source of Conflict Minerals within the components, parts or raw materials with which we modify the cores, the Company conducted a good faith reasonable country of origin inquiry ("RCOI"), which was reasonably designed to determine whether any Conflict Minerals contained in such components, parts or raw materials originated from the Covered Countries. LKQ's RCOI included conducting a supply-chain survey with direct suppliers of these materials used in products that we manufacture or contract to manufacture to identify the existence of, and if applicable, the source of, Conflict Minerals contained therein. As a downstream company, LKQ does not maintain a direct relationship with smelters or refiners and must rely solely on the declarations of upstream suppliers to report the use of Conflict Minerals in component parts or raw materials. We contacted over 225 suppliers, which represented all of our suppliers of components, parts or raw materials with which we modify automotive cores during the manufacture of our refurbished wheels, refurbished lights, remanufactured engines and remanufactured heavy-duty truck products. We received responses from approximately 34% of the suppliers contacted. For those suppliers that did not respond or whose responses were incomplete, we engaged in follow-up efforts. We intend to continue such follow-up efforts as part of our Rule 13p-1 compliance procedures. Based on the responses received, we have no reason to believe that Conflict Minerals, to the extent present in the products we manufacture or contract to manufacture, may have originated from the Covered Countries.

Conflict Minerals Disclosure

This Form SD is publicly available at www.lkqcorp.com.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
Dated: May 30, 2014

LKQ CORPORATION

By:	/s/ VICTOR M. CASINI
Victor M. Casini
Senior Vice President and General Counsel